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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)*


                                 OI Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   670841-10-5
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                                 (CUSIP Number)

                                William W. Botts
                                  P.O. Box 9010
                        College Station, Texas 77842-9010
                                 (979) 690-1711
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 13, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with the statement [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP NO. 670841-10-5                                                         2

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    William W. Botts                  ###-##-####

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [ ]

    (b) [ ]
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3   SEC USE ONLY

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4   SOURCE OF FUNDS*


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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e) [ ]
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6   CITIZENSHIP OR PLACE OF ORGANIZATION
    United States of America

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                7   SOLE VOTING POWER
  NUMBER OF         269,775
   SHARES
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER
                    283,275

               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     283,275

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.24%

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14   TYPE OF REPORTING PERSON
     IN

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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ITEM 1.   SECURITY AND ISSUER.
               NO CHANGE.

ITEM 2.   IDENTITY AND BACKGROUND

               No change.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Securities were not purchased. The Reporting Person acquired the shares disposed of through exercises of stock options granted to him under the Issuer's Stock Option Plans.

ITEM 4.   PURPOSE OF TRANSACTION

          Item 4 is amended to report the disposition in the aggregate of 99,260 shares of Common Stock of the Issuer by the Reporting Person, as follows:

          On October 9, 2001 the Reporting Person used 22,500 shares of Common Stock to purchase an aggregate of 45,000 shares of Common Stock upon the exercise of stock options. On November 13, 2001, the Reporting Person used 28,960 shares of Common Stock to purchase an aggregate of 81,000 shares of Common Stock upon the exercise of stock options. On November 29 and 30, and December 10, 2001, the Reporting person sold 28,800 shares in the open market. On December 9, 2001, an option to purchase 15,000 shares expired. On December 10, 2001, the Reporting Person made a gift of 2,000 shares of Common Stock. On February 1, 2002, the Reporting person sold 17,000 shares in the open market. As of February 13, 2002, the number of shares beneficially owned by the Reporting Person includes 13,500 shares subject to presently exercisable stock options.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          Item 5 is hereby amended and restated in its entirety as follows:

          (a) Amount Beneficially Owned:     283,275
              Percent of Class:                10.24%
          (b) Number of shares as to which Reporting Person has:
                 (i) sole power to vote or to direct the vote:           269,775
                (ii) shared power to vote or to direct the vote:             -0-
               (iii) sole power to dispose or to direct the
                     disposition:                                        283,275
                (iv) shared power to dispose or to direct the
                     disposition:                                            -0-
          (c) None.
          (d) None.
          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

               None.

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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2002


                                             /s/ William W. Botts
                                             -----------------------------------
                                             William W. Botts